Exhibit 99.1

LightInTheBox Announces Closing of Ezbuy Strategic Acquisition

BEIJING, December 10, 2018 /PRNewswire/ — LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced the closing of its strategic acquisition of a 100% equity stake in Ezbuy Holding Co., Ltd. (“Ezbuy”), a Singapore-based leading cross-border e-commerce platform.  The signing of the transaction was previously announced on November 8, 2018.

As a result of the transaction, the Company’s Board of Directors appointed Mr. Jian He as Chief Executive Officer and Director, Mr. Meng Lian as Director, and Mr. Zhiping Qi as Vice Chairman of the Board on November 16, 2018.

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “We are thrilled to have closed this significant acquisition of Ezbuy as we begin working to jointly realize major strategic business synergies. We hit the ground running and are devoting substantial resource towards enhancing the user experience and improving supply chain management and fulfillment capabilities in order to build our B2C cross border e-commerce business out to scale globally.”

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 90% of global Internet users.

About Ezbuy Holding Co., Ltd.

Ezbuy Holding Co., Ltd. (“Ezbuy”) was founded in 2010 by a group of aspiring entrepreneurs with a single mindset to bring quality products in a convenient way to the locals via its platform. As of today, Ezbuy has more than 3 million customers from Singapore, Malaysia, Indonesia, Thailand and Pakistan. It has also brought millions of quality products from Mainland China, Taiwan, the USA, Korea, Malaysia and Singapore to its local customers. More than cross-border shopping platform, Ezbuy is composed of engineers who are always in tune with what customers need, creating simple yet complete solutions from sourcing to shipping.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Christensen
Ms. Xiaoyan Su
Tel: +86 (10) 5900 3429
Email: ir@lightinthebox.com